Exhibit 12.1

CMS Energy Corporation

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

	In Millions, Except Ratios
	Three Months
	Ended	Year Ended December 31
	March 31, 2018	2017	2016	2015	2014	2013
Earnings as defined[1]
Pretax income from continuing operations	$281	$886	$826	$796	$729	$756
Exclude equity basis subsidiaries	(2)	(2)	(2)	(2)	(1)	(2)
Fixed charges as defined[2]	120	468	469	421	432	423
Earnings as defined[2]	$399	$1,352	$1,293	$1,215	$1,160	$1,177
Fixed charges as defined[1]
Interest on long-term debt	$100	$406	$411	$386	$393	$385
Estimated interest portion of lease rental	8	27	29	21	21	21
Other interest charges	12	36	31	16	19	18
Fixed charges as defined[2]	$120	$469	$471	$423	$433	$424
Preferred dividends	-	-	-	-	-	-
Combined fixed charges and preferred dividends	$120	$469	$471	$423	$433	$424
Ratio of earnings to fixed charges	3.33	2.88	2.75	2.87	2.68	2.78
Ratio of earnings to combined fixed charges and preferred dividends	3.33	2.88	2.75	2.87	2.68	2.78

1              Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2              Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.